2016

2nd quarter

Financial statements and review



Second quarter 2016

Statoil reports net operating income of USD 180 million and adjusted earnings of USD 913 million in the second quarter of 2016.

The second quarter was characterised by

- **Solid operational performance – while financial results are affected by low prices**
- **Maintaining production guiding – lowering 2016 capex and exploration guidance**
- **Continued focus on strict capital discipline**

"We delivered solid operational performance with strong production growth and progress on project development and execution. Our financial results were affected by low oil and gas prices in the quarter," says Eldar Sætre, President and CEO of Statoil ASA.

"We maintain our production guidance, expecting annual organic production growth of around 1% from 2014 to 2017. Strict prioritisation, good results from our improvement programme and more effective drilling operations allow us to lower our 2016 capex and exploration guidance", says Sætre.

"We see continued progress on our plan to improve efficiency and make faster and deeper cost reductions. As an additional tool to strengthen the company's financial flexibility, we have successfully introduced a scrip dividend", says Sætre.

Net operating income was USD 180 million in the second quarter compared to USD 3,635 million in the same period of 2015. The reduction was primarily due to the drop in prices for oil and gas and lower refinery margins. Cost reductions contributed positively to the results. Net operating income for the second quarter in 2015 was impacted by a significant sales transaction.

Adjusted earnings were USD 913 million in the second quarter compared to USD 2,883 million in the same period in 2015. In addition to the continued low prices, the result reflects reduced overall operating costs mainly as a result of the on-going cost improvement initiatives. Adjusted earnings after tax were negative USD 28 million in the second quarter, down from USD 929 million in the same period last year.

Statoil delivered equity production of 1,959 mboe per day in the second quarter. The underlying production growth in the quarter, after adjusting for divestments, was 6% compared to the second quarter of last year. In the second quarter Statoil made two discoveries on the Norwegian continental shelf (NCS) and one in Canada. As of 30 June 2016, Statoil had completed 15 wells. Adjusted exploration expenses in the quarter were USD 423 million, down from USD 524 million in the second quarter of 2015.

Cash flow from operations amounted to USD 3,349 million in the first half of 2016 compared to USD 6,278 million in the same period last year. Organic capital expenditure was USD 5.3 billion in the first six months of 2016, and net debt to capital employed at the end of the quarter was 31.2%.

Statoil is lowering its capex guidance for 2016 from USD 13 billion to USD 12 billion and its exploration guidance for 2016 from USD 2 billion to USD 1.8 billion. Production guidance remains unchanged, and expected annual organic production growth is 1% from 2014 to 2017.

The board of directors has decided to pay a dividend of USD 0.2201 per ordinary share for the second quarter. Pursuant to the scrip dividend programme approved at the annual general meeting on 11 May 2016, shareholders will have the option to receive the dividend for the second quarter in cash or newly issued shares in Statoil at a 5% discount.

In the second quarter, Statoil experienced two fatal accidents. On 29 April, a helicopter returning from Gullfaks B crashed at Turøy outside Bergen and 13 people lost their lives. The accident at Turøy is being investigated by the Investigation Board Norway (Havarikommisjonen). On 21 April, a contractor was fatally injured in a grinding accident in a yard in Korea.

The twelve month average Serious incident frequency (SIF) was 0.8 per 30 June 2016, compared to 0.6 in the same period last year.

	Quarters		Change			First half		
Q2 2016	Q1 2016	Q2 2015	Q2 on Q2			2016	2015	Change
180	1,060	3,635	(95%)	Net operating income (USD million)		**1,240**	332	>100%
913	857	2,883	(68%)	Adjusted earnings (USD million) [5]		**1,769**	5,828	(70%)
(302)	611	866	N/A	Net income (USD million)		**309**	(3,704)	N/A
(28)	122	929	N/A	Adjusted earnings after tax (USD million) [5]		**94**	1,831	(95%)
1,959	2,054	1,873	5%	Total equity liquids and gas production (mboe per day) [4]		**2,007**	1,964	2%
39	29	55	(28%)	Group average liquids price (USD/bbl) [1]		**34**	51	(33%)

Key events since first quarter 2016:

• Following the helicopter accident on 29 April, Statoil initiated an investigation to identify measures to improve Statoil's work on helicopter safety on the NCS. The report is expected to be ready by the end of September 2016

• Statoil entered into an agreement with Lundin Petroleum to divest its entire 15% interest in the Edvard Grieg field for an increased shareholding in Lundin Petroleum AB, increasing the ownership to 20.1%

• In May Statoil introduced the scrip dividend programme, and at the end of the subscription period 43% had selected shares with a 5% discount

• The Ministry of Petroleum and Energy awarded Statoil five licences in the 23rd licensing round, four operatorships and one partnership

• Statoil agreed to acquire JX Nippon's 45% equity share in, and operatorship of, the UK licence for the Utgard field

• The Ministry of Petroleum and Energy has sanctioned the Plan for Development and Operation (PDO) of Oseberg Vestflanken 2 field

SECOND QUARTER 2016 GROUP REVIEW

The second quarter financial results continued to be characterised by the low price environment and low refining margins. Strong production and reduced costs still had a positive effect on earnings.

Total equity liquids and gas production [4] was 1,959 mboe per day in the second quarter of 2016, up 5% compared to second quarter of 2015 mainly due to stronger operational performance and new production from ramp-up and start-up on various fields. Expected natural decline on mature fields and lower ownership shares from divestments partially offset the increase.

Total entitlement liquids and gas production [3] was up by 6% to 1,814 mboe per day compared to 1,709 mboe per day in the second quarter of 2015. The increase was due to the increase in equity production as described above and a beneficial effect from production sharing agreements (PSA effect) mainly driven by higher entitlement factor as a consequence of the decline in oil prices. The PSA effect was 103 mboe per day in the second quarter of 2016 compared to 122 mboe per day in the second quarter of 2015.

Q2 2016	Quarters Q1 2016	Q2 2015	Change Q2 on Q2	Condensed income statement under IFRS (unaudited, in USD million)	2016	First half 2015	Change
10,895	10,115	17,422	(37%)	Total revenues and other income	**21,010**	32,935	(36%)
(5,251)	(4,170)	(7,307)	(28%)	Purchases [net of inventory variation]	**(9,421)**	(13,893)	(32%)
(2,172)	(2,495)	(2,922)	(26%)	Operating and administrative expenses	**(4,667)**	(6,094)	(23%)
(2,783)	(2,039)	(3,087)	(10%)	Depreciation, amortisation and net impairment losses	**(4,822)**	(10,424)	(54%)
(509)	(351)	(471)	8%	Exploration expenses	**(860)**	(2,192)	(61%)
180	1,060	3,635	(95%)	Net operating income	**1,240**	332	>100%
(302)	611	866	N/A	Net income	**309**	(3,704)	N/A

Net operating income was USD 180 million in the second quarter of 2016, compared to USD 3,635 million in the second quarter of 2015. The significant decrease was primarily due to the drop in prices for liquids and gas, lower refinery margins and reduced gain on sale of assets this quarter. Lower costs partially offset the decrease.

In addition, net operating income in the second quarter of 2016 was negatively affected by changes in the fair value of derivatives of USD 342 million and net impairment charges of USD 275 million mainly related to a conventional offshore asset in the Gulf of Mexico following a revision of production forecasts. Net operating income was positively impacted by gain on sale of assets of USD 119 million mainly related to the divestment of the Edvard Grieg field.

In the second quarter of 2015, net operating income was positively affected mainly by gain from sale of assets of USD 1,346 million mainly related to the divestment of the Shah Deniz project, and negatively affected by net impairment charges of USD 391 million.

Adjusted operating and administrative expenses decreased by 18% to USD 2,203 million in the second quarter of 2016, mainly due to lower operating plant cost as a result of the on-going cost improvement initiatives. Lower diluent expenses and royalty costs driven by reduced prices and the NOK/USD exchange rate development also contributed to the reduction. Increased operating costs for new fields coming on stream, higher transportation expenses in the US and portfolio changes partially offset the cost reductions.

Adjusted depreciation expenses decreased by 3% to USD 2,560 million in the second quarter of 2016, mainly due to lower depreciation on mature fields and the NOK/USD exchange rate development. Higher proved reserves estimates for certain assets added to the decrease, partially offset by production start-up and ramp-up of new fields and new investments.

Adjusted exploration expenses decreased by 19% to USD 423 million in the second quarter of 2016 mainly due to lower drilling activity and more expensive wells being drilled in the second quarter of last year. The decrease was partially offset by a lower portion of current exploration expenditures being capitalised and a higher portion of capitalised expenditures from earlier years being expensed this quarter compared to the second quarter of 2015.

After total adjustments of USD 733 million to net operating income, **Adjusted earnings [5]** were USD 913 million in the second quarter of 2016, down 68% compared to USD 2,883 million in the second quarter of 2015.

Q2 2016	Quarters Q1 2016	Q2 2015	Change Q2 on Q2	Adjusted earnings (in USD million)	First half 2016	2015	Change
11,291	10,179	16,135	(30%)	Adjusted total revenues and other income	**21,470**	31,797	(32%)
(5,192)	(4,223)	(7,410)	(30%)	Adjusted purchases [6]	**(9,416)**	(14,013)	(33%)
(2,203)	(2,400)	(2,682)	(18%)	Adjusted operating and administrative expenses	**(4,603)**	(5,672)	(19%)
(2,560)	(2,418)	(2,636)	(3%)	Adjusted depreciation expenses	**(4,979)**	(5,408)	(8%)
(423)	(280)	(524)	(19%)	Adjusted exploration expenses	**(703)**	(875)	(20%)
913	857	2,883	(68%)	Adjusted earnings [5]	**1,769**	5,828	(70%)
(28)	122	929	N/A	Adjusted earnings after tax [5]	**94**	1,831	(95%)

Adjusted earnings after tax [5] were negative USD 28 million in the second quarter of 2016, which reflects an effective tax rate on adjusted earnings of 103.1%, compared to 67.8% in the second quarter of 2015. The effective tax rate increased mainly due to losses (including non-tax deductible exploration losses in the Development and Production International segment) in entities with lower than average tax rates or entities without recognised tax.

Cash flows provided by operating activities were USD 1,144 million in the second quarter of 2016 compared to USD 2,538 million in the second quarter of 2015. Excluding working capital movements and taxes paid, cash flows provided by operating activities were USD 3,026 million in the second quarter of 2016 compared to USD 5,476 million in the second quarter of 2015. The 45% decrease was mainly due to reduced liquids and gas prices.

Cash flows used in investing activities were USD 3,039 million in the second quarter of 2016 compared to USD 2,061 million in the second quarter of 2015. The increase of USD 978 million was mainly due to lower proceeds from sale of assets of USD 2,640 million and lower capital expenditures of USD 1,467 million compared to the second quarter of 2015.

Cash flows provided by financing activities were USD 242 million in the second quarter of 2016 compared to cash flows used in financing activities of USD 2,209 million in the second quarter of 2015, a change of USD 2,451 million. The change is mainly due to a change in cash flow from net current debt of USD 2,273 million and lower dividends paid of USD 331 million which was partially offset by higher repayment of debt of USD 150 million.

Free cash flow [11] in the second quarter of 2016 was negative USD 1,771 million compared to USD 104 million for the second quarter of 2015, mainly due to reduced liquids and gas prices.

First half 2016

Net operating income was USD 1,240 million in the first half of 2016 compared to USD 332 million in the first half of 2015. The increase was primarily due to significantly lower net impairment charges in the first half of 2016 compared to the same period last year and reduced costs. The increase was partially offset by the drop in liquids and gas prices, lower margins in the sales and trading activity, lower refinery margins, reduced fair value of derivatives and less gain from sale of assets.

In addition, net operating income in the first half of 2016 was negatively impacted by lower fair value of commodity derivatives of USD 305 million and changes in the market value of storage and future physical contracts of USD 187 million. Net operating income was positively impacted by gain on sale of assets of USD 119 million mainly related to the divestment of the Edvard Grieg field.

In the first half of 2015, net operating income was negatively impacted by net impairment losses of USD 6,325 million and lower fair values of derivatives of USD 386 million. Gain from sale of assets of USD 1,403 million mainly related to the divestment of the Shah Deniz project impacted net operating income positively.

Adjusted operating and administrative expenses decreased by 19% to USD 4,603 million in the first half of 2016 mainly due to results from the on-going cost improvement initiatives and the NOK/USD exchange rate development. Lower operation and maintenance costs, lower diluent and royalty expenses and lower transportation costs added to the decrease, partially offset by operating costs for new fields coming on stream.

Adjusted depreciation expenses decreased by 8% to USD 4,979 million in the first half of 2016, mainly due to lower depreciation on mature fields, the NOK/USD exchange rate development, lower asset retirement obligations and higher reserves estimates. The decrease was partially offset by start-up and ramp-up of new fields.

Adjusted exploration expenses decreased by 20% to USD 703 million in the first half of 2016 mainly due to lower drilling activity and more expensive wells being drilled in the first half of 2015. The decrease was partially offset by a lower capitalisation rate of current exploration expenditures and a higher portion of capitalised expenditures from earlier years being expensed this period when compared to the first half of 2015.

After total adjustments of USD 530 million to net operating income as descr bed above, **Adjusted earnings** were USD 1,769 million in the first half of 2016, down 70% from USD 5,828 million in the same period last year.

Adjusted earnings after tax were USD 94 million in the first half of 2016 compared to USD 1,831 million in the first half of 2015. The effective tax rate on adjusted earnings was 94.7%, compared to an effective tax rate of 68.6% in 2015. The tax rates increased mainly due to losses (including exploration losses with no tax deductions in the Development and Production International segment) in entities with lower than average tax rates or entities without recognised tax.

Cash flows provided by operating activities were USD 3,349 million in the first half of 2016 compared to USD 6,278 million in the first half of 2015. Excluding working capital movements and taxes paid, cash flows provided by operating activities were USD 6,412 million in the first half of 2016 compared to USD 11,242 million in the first half of 2015. The 43% decrease was mainly due to reduced liquids and gas prices.

Cash flows used in investing activities were USD 5,376 million in the first half of 2016 compared to USD 10,399 million in the first half of 2015. The decrease of USD 5,023 million was mainly due an increase in financial investments of USD 5,520 million compared to 2015. Furthermore lower proceeds from sale of assets of USD 3,112 million partially offset by lower capital expenditures of USD 2,610 million compared to the first half of 2015.

Cash flows used in financing activities were USD 6 million in the first half of 2016 compared to cash flows provided in financing activities of USD 534 million in the first half of 2015, a change of USD 540 million. The change is mainly due to issuance of new debt in 2015 of USD 4,263 million partially offset by higher repayments of debt of USD 1,274 million and change in cash flow from net current debt of USD 2,060 million and lower dividends paid of USD 390 million.

Free cash flow [11] in the first half of 2016 was negative USD 3,154 million compared to negative USD 40 million in the first half of 2015, mainly due to reduced liquids and gas prices.

OUTLOOK

- **Organic capital expenditures** for 2016 (i.e. excluding acquisitions, capital leases and other investments with significant different cash flow pattern) are estimated at around USD 12 billion
- Statoil intends to continue to mature its large portfolio of exploration assets and estimates a total **exploration activity** level of around USD 1.8 billion for 2016, excluding signature bonuses
- Statoil expects to deliver **efficiency improvements** with pre-tax cash flow effects of around USD 2.5 billion from 2016
- Statoil's ambition is to keep the **unit of production cost** in the top quartile of its peer group
- For the period 2014 – 2017, **organic production growth** [7] is expected to come from new projects resulting in around 1% CAGR (Compound Annual Growth Rate) from a 2014 level rebased for divestments
- The **equity production** for 2016 is estimated to be somewhat lower than the 2015 level due to Statoil's value over volume-approach
- **Scheduled maintenance activity** is estimated to reduce quarterly production by approximately 115 mboe per day in the third quarter of 2016. In total, maintenance is estimated to reduce equity production by around 60 mboe per day for the full fiscal year 2016, which is higher than the 2015 impact
- **Indicative effects from Production Sharing Agreement (PSA-effect) and US royalties** are estimated to be around 135 mboe per day in 2016 based on an oil price of USD 40 per barrel and 165 mboe per day based on an oil price of USD 70 per barrel [4]
- **Deferral of production** to create future value, gas off-take, timing of new capacity coming on stream and operational regularity represent the most significant risks related to the foregoing production guidance

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. For further information, see section Forward-Looking Statements.

DEVELOPMENT AND PRODUCTION NORWAY

Second quarter 2016 review

Average daily production of liquids and gas increased by 5% to 1,211 mboe per day in the second quarter of 2016 compared to the second quarter of 2015. The increase was mainly due to continued strong operational performance from several fields, redetermination at Ormen Lange in 2015 and ramp-up of new fields, partially offset by expected natural decline on mature fields.

Net operating income for Development and Production Norway (DPN) was USD 1,274 million compared to USD 1,720 million in the second quarter of 2015. Gain on sale of assets of USD 114 million related to the divestment of the Edvard Grieg field positively impacted net operating income. In the second quarter of 2015, net operating income was negatively impacted by impairment of assets of USD 357 million.

Adjusted earnings [5] were USD 1,163 million, down 50% compared to the second quarter of 2015. The decrease was mainly due to drop in liquids and gas prices. Adjusted operating and administrative expenses decreased mainly due to the results of efficiency gains from on-going cost improvement initiatives and the NOK/USD exchange rate development. Adjusted depreciation decreased mainly due to lower depreciation on mature fields and the NOK/USD exchange rate development, partially offset by ramp-up of new fields. Adjusted exploration expenses decreased mainly due to lower drilling activity and more expensive wells being drilled in the second quarter of 2015.

Q2 2016	Quarters Q1 2016	Q2 2015	Change Q2 on Q2	Adjusted earnings (in USD million)	2016	First half 2015	Change
3,204	3,225	4,608	(30%)	Adjusted total revenues and other income	**6,430**	9,537	(33%)
(692)	(628)	(787)	(12%)	Adjusted operating and administrative expenses	**(1,320)**	(1,691)	(22%)
(1,217)	(1,228)	(1,368)	(11%)	Adjusted depreciation	**(2,444)**	(2,797)	(13%)
(133)	(69)	(148)	(10%)	Adjusted exploration expenses	**(202)**	(302)	(33%)
1,163	1,301	2,305	(50%)	Adjusted earnings [5]	**2,463**	4,748	(48%)

First half 2016

Net operating income for DPN was USD 2,598 million compared to USD 3,767 million in the first half of 2015. Gain on sale of assets of USD 114 million related to the divestment of the Edvard Grieg field positively impacted net operating income. In first half of 2015, net operating income was negatively impacted by impairment of assets of USD 497 million and lower fair value of derivatives of USD 279 million.

Adjusted earnings were USD 2,463 million in the first half of 2016, down 48%. Adjusted total revenues and other income decreased by 33%, primarily driven by the drop in liquids and gas prices and the NOK/USD exchange rate development. Increased volumes partially offset the decrease. Adjusted operating and administrative expenses decreased mainly due to the results of efficiency gains from on-going cost improvement initiatives and the NOK/USD exchange rate development. Adjusted depreciation decreased mainly due to the NOK/USD exchange rate development, lower depreciation on mature fields and decreased asset retirement obligations. The decrease was partially offset by ramp-up of new fields. Adjusted exploration expenses decreased mainly due to lower drilling activity and more expensive wells being drilled in the first half of 2015.

DEVELOPMENT AND PRODUCTION INTERNATIONAL

Second quarter 2016 review

Average equity production of liquids and gas in the second quarter of 2016 increased by 3% to 748 mboe per day compared to the second quarter of 2015. The increase was due to start-up/ramp-up on several fields including Corrib and positive operational effects on the Marcellus shale play, partially offset by divestment of the Shah Deniz project and natural decline on various fields.

Average daily entitlement production of liquids and gas in the second quarter of 2016 increased by 8% to 603 mboe per day compared to the second quarter of 2015. The increase was due to higher equity production and a beneficial effect from production sharing agreements (PSA effect), mainly driven by the decline in prices. The PSA effect was 103 mboe per day in the second quarter of 2016 compared to 122 mboe per day in the second quarter of 2015.

Net operating income for Development and Production International (DPI) was negative USD 839 million compared to positive USD 1,265 million in the second quarter of 2015. In the second quarter of 2016, net impairments of USD 275 million negatively impacted net operating income. In the second quarter of 2015, net operating income was positively impacted by a gain of USD 1,148 million related to the divestment of the Shah Deniz project.

Adjusted earnings [5] were negative USD 506 million in the second quarter of 2016, down from negative USD 16 million in the second quarter of 2015. The negative development was mainly due to lower realised oil and gas prices, partially offset by lower operating expenses and higher entitlement production. Adjusted operating and administrative expenses decreased due to lower operation and maintenance costs relating to various fields, in addition to lower diluent expenses and royalties caused by lower volumes and reduced prices. The decreases were partially offset by operating costs for new fields coming on stream, higher transportation expenses in the US and portfolio changes. Adjusted depreciation increased primarily due to production start-up and ramp-up of new fields. Reversal of impairments in 2015 and 2016 added further to the increase. Higher reserves estimates partially offset the increase in depreciation. Adjusted exploration expenses decreased by 23% to USD 289 million in the second quarter of 2016, mainly due to lower drilling activity in combination with relatively lower well costs compared to second quarter of 2015. Higher portion of wells capitalised in previous periods being expensed this quarter and a lower capitalisation rate in the second quarter of 2016 partially offset the decrease.

Q2 2016	Quarters Q1 2016	Q2 2015	Change Q2 on Q2	Adjusted earnings (in USD million)	2016	First half 2015	Change
1,639	1,198	2,269	(28%)	Adjusted total revenues and other income	**2,837**	4,231	(33%)
(621)	(697)	(780)	(20%)	Adjusted operating and administrative expenses	**(1,318)**	(1,609)	(18%)
(1,233)	(1,087)	(1,129)	9%	Adjusted depreciation	**(2,319)**	(2,344)	(1%)
(289)	(211)	(376)	(23%)	Adjusted exploration expenses	**(501)**	(573)	(13%)
(506)	(800)	(16)	>100%	Adjusted earnings [5]	**(1,305)**	(298)	>100%

First half 2016

Net operating income for DPI was negative USD 1,312 million in the first half of 2016 compared to negative USD 4,868 million in the first half of 2015. Net reversal of impairments of USD 39 million positively impacted net operating income in the first half of 2016. In the first half of 2015, net operating income was negatively impacted by net impairment charges of USD 5,780 million, partially offset by a gain on sale of assets of USD 1,148 million related to the divestment of the Shah Deniz project.

Adjusted earnings were negative USD 1,305 million in the first half of 2016, down from negative USD 298 million in the first half of 2015. The negative development was mainly due to lower realised oil and gas prices, partially offset by lower operating expenses and higher entitlement production. The decrease in adjusted operating and administrative expenses was primarily driven by lower operation and maintenance costs, in addition to lower diluent and royalty expenses. The decreases were partially offset by operating costs for new fields coming on stream, and higher transportation expenses in the US. Adjusted depreciation decreased slightly, with increases driven by start-up and ramp-up of production from new fields being offset primarily by higher reserves estimates. The decrease in adjusted exploration expenses was primarily due to lower drilling activity in combination with relatively lower well costs, partially offset by a higher portion of wells capitalised in previous periods being expensed this year and a lower capitalisation rate in 2016.

MARKETING, MIDSTREAM AND PROCESSING

Second quarter 2016 review

Natural gas sales volumes in the second quarter of 2016 amounted to 12.6 billion standard cubic meters (bcm), up 11% compared to the second quarter of 2015. The increase was due to higher Statoil entitlement production mainly on the Norwegian continental shelf. Of the total gas sales in the second quarter of 2016, entitlement gas was 10.8 bcm compared to 9.6 bcm in the second quarter of 2015.

Average invoiced European natural gas sales price [8] decreased by 32% due to abundant gas supply. **Average invoiced North American piped gas sales price [8]** decreased by 20% due to abundant gas supply.

Net operating income for Marketing, Midstream and Processing (MMP) was negative USD 20 million compared to positive USD 652 million in the second quarter of 2015. Lower fair value of certain derivatives of USD 391 million negatively impacted net operating income.

Adjusted earnings [5] were USD 329 million, compared to USD 679 million in the second quarter of 2015. The decrease was mainly due to lower margins for sales and trading activity compared to the solid results in the second quarter of 2015 which had better opportunities for storage and geographical optimisation. Lower refinery margins added to the decrease compared to the second quarter of 2015 when the gasoline markets were strong compared to crude and benefited from regional imbalances. Adjusted operating and administrative expenses decreased mainly as a result of the on-going cost improvement initiatives and the NOK/USD exchange rate development.

	Quarters		Change	Adjusted earnings		First half	Change
Q2 2016	Q1 2016	Q2 2015	Q2 on Q2	(in USD million)	2016	2015	
11,011	10,052	15,775	(30%)	Adjusted total revenues and other income	**21,063**	31,282	(33%)
(9,565)	(8,525)	(13,876)	(31%)	Adjusted purchases [6]	**(18,090)**	(27,193)	(33%)
(1,034)	(1,023)	(1,112)	(7%)	Adjusted operating and administrative expenses	**(2,058)**	(2,319)	(11%)
(82)	(73)	(108)	(24%)	Adjusted depreciation	**(155)**	(200)	(23%)
329	431	679	(52%)	Adjusted earnings [5]	**761**	1,569	(52%)

First half 2016

Net operating income for MMP was USD 283 million in the first half of 2016 compared to USD 1,482 million in the first half of 2015. Lower fair value of certain derivatives of USD 360 million and changes in the market value of storage and future physical contracts of USD 187 million negatively impacted net operating income. The decrease was partially offset by gain on operational storage of USD 134 million. Net operating income in the first half of 2015 was negatively impacted by changes in the fair value of certain derivatives of USD 107 million, periodisation of inventory and contract hedging effects of USD 80 million and impairment of assets of USD 48 million. A gain on operational storage of USD 120 million partially offset the decrease.

Adjusted earnings were USD 761 million in the first half of 2016, down 52%. The decrease was mainly driven by lower margins for sales and trading activity compared to the solid results in the first half of 2015. Lower refinery margins added to the decrease compared to the first half of 2015 when especially the gasoline markets were strong compared to crude and benefited from regional imbalances. Adjusted total revenues and other income decreased primarily driven by lower crude oil and gas prices. Adjusted purchases decreased due to the same factors as described for revenue above. Adjusted operating and administrative expenses decreased mainly as a result of lower transportation costs, effects from the on-going cost improvement initiatives and the NOK/USD exchange rate development.

CONDENSED INTERIM FINANCIAL STATEMENTS

Second quarter 2016

With effect from the first quarter of 2016 the financial statements are presented in US dollars (USD). Comparative data has been converted from Norwegian kroner (NOK) to USD accordingly.

CONSOLIDATED STATEMENT OF INCOME

Q2 2016	Quarters Q1 2016	Q2 2015	(unaudited, in USD million)	2016	First half 2015	Full year 2015
10,814	10,087	16,041	Revenues	**20,901**	31,445	57,900
(46)	20	28	Net income from equity accounted investments	**(26)**	67	(29)
127	8	1,353	Other income	**135**	1,423	1,770
10,895	10,115	17,422	Total revenues and other income	**21,010**	32,935	59,642
(5,251)	(4,170)	(7,307)	Purchases [net of inventory variation]	**(9,421)**	(13,893)	(26,254)
(2,020)	(2,247)	(2,733)	Operating expenses	**(4,267)**	(5,661)	(10,512)
(152)	(247)	(189)	Selling, general and administrative expenses	**(400)**	(432)	(921)
(2,783)	(2,039)	(3,087)	Depreciation, amortisation and net impairment losses	**(4,822)**	(10,424)	(16,715)
(509)	(351)	(471)	Exploration expenses	**(860)**	(2,192)	(3,872)
180	1,060	3,635	Net operating income	**1,240**	332	1,366
31	625	(940)	Net financial items	**656**	(766)	(1,311)
211	1,685	2,695	Income before tax	**1,896**	(434)	55
(513)	(1,074)	(1,829)	Income tax	**(1,587)**	(3,270)	(5,225)
(302)	611	866	Net income	**309**	(3,704)	(5,169)
(307)	607	861	Attributable to equity holders of the company	**300**	(3,717)	(5,192)
5	4	5	Attributable to non-controlling interests	**9**	13	22
(0.10)	0.19	0.27	Basic earnings per share (in USD)	**0.09**	(1.17)	(1.63)
(0.10)	0.19	0.27	Diluted earnings per share (in USD)	**0.09**	(1.17)	(1.63)
3,181	3,180	3,180	Weighted average number of ordinary shares outstanding (in millions)	**3,181**	3,180	3,179

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Q2 2016	Quarters Q1 2016	Q2 2015	(unaudited, in USD million)	2016	First half 2015	Full year 2015
(302)	611	866	Net income	**309**	(3,704)	(5,169)
36	(221)	240	Actuarial gains (losses) on defined benefit pension plans	**(185)**	599	1,599
(9)	60	(64)	Income tax effect on income and expenses recognised in OCI	**51**	(165)	(461)
27	(161)	176	Items that will not be reclassified to the Consolidated statement of income	**(134)**	435	1,138
(483)	1,357	833	Currency translation adjustments	**874**	(1,433)	(3,976)
(89)	89	0	Net gains (losses) from available for sale financial assets	**(0)**	0	0
(572)	1,445	833	Items that may be subsequently reclassified to the Consolidated statement of income	**874**	(1,433)	(3,976)
(545)	1,284	1,009	Other comprehensive income	**740**	(999)	(2,838)
(847)	1,895	1,875	Total comprehensive income	**1,049**	(4,703)	(8,007)
(852)	1,891	1,870	Attributable to the equity holders of the company	**1,040**	(4,716)	(8,030)
5	4	5	Attributable to non-controlling interests	**9**	13	22

CONSOLIDATED BALANCE SHEET

(unaudited, in USD million)	At 30 June 2016	At 31 March 2016	At 31 December 2015	At 30 June 2015
ASSETS				
Property, plant and equipment	63,950	64,576	62,006	67,305
Intangible assets	9,105	9,494	9,452	9,838
Equity accounted investments	2,096	835	824	1,196
Deferred tax assets	1,842	1,775	2,022	1,540
Pension assets	1,202	1,242	1,284	1,045
Derivative financial instruments	3,466	3,294	2,697	2,786
Financial investments	2,428	3,037	2,336	2,285
Prepayments and financial receivables	940	849	967	928
Total non-current assets	85,029	85,102	81,588	86,924
Inventories	3,351	2,594	2,502	3,362
Trade and other receivables	5,894	6,868	6,671	9,505
Derivative financial instruments	374	407	542	456
Financial investments	9,220	9,292	9,817	13,658
Cash and cash equivalents	6,761	8,540	8,623	7,003
Total current assets	25,601	27,700	28,154	33,983
Assets classified as held for sale	407	0	0	0
Total assets	111,037	112,802	109,742	120,907
EQUITY AND LIABILITIES				
Shareholders' equity	40,200	42,162	40,271	44,980
Non-controlling interests	39	36	36	48
Total equity	40,239	42,198	40,307	45,029
Finance debt	29,869	30,210	29,965	31,194
Deferred tax liabilities	7,184	7,553	7,421	8,366
Pension liabilities	3,237	3,213	2,979	3,401
Provisions	13,993	13,192	12,422	14,412
Derivative financial instruments	1,167	935	1,285	1,076
Total non-current liabilities	55,449	55,105	54,073	58,449
Trade and other payables	8,766	9,003	9,333	11,130
Current tax payable	2,343	3,151	2,740	3,842
Finance debt	3,307	2,796	2,326	1,344
Dividends payable	704	0	700	728
Derivative financial instruments	225	550	264	386
Total current liabilities	15,344	15,499	15,363	17,430
Liabilities directly associated with the assets classified as held for sale	4	0	0	0
Total liabilities	70,798	70,604	69,436	75,879
Total equity and liabilities	111,037	112,802	109,743	120,907

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited, in USD million)	Share capital	Additional paid-in capital	Retained earnings	Currency translation adjustments	Shareholders' equity	Non-controlling interests	Total equity
At 31 December 2014	1,139	5,714	45,677	(1,305)	51,225	57	51,282
Net income for the period			(3,717)		(3,717)	13	(3,704)
Other comprehensive income			435	(1,433)	(999)		(999)
Total comprehensive income							(4,703)
Dividends			(1,531)		(1,531)		(1,531)
Other equity transactions		2	0		2	(22)	(20)
At 30 June 2015	1,139	5,716	40,863	(2,738)	44,980	48	45,029
At 31 December 2015	1,139	5,720	38,693	(5,281)	40,271	36	40,307
Net income for the period			300		300	9	309
Other comprehensive income			(134)	874	740		740
Total comprehensive income							1,049
Dividends[1]	6	287	(1,404)		(1,111)		(1,111)
Other equity transactions		0	(0)		0	(7)	(6)
At 30 June 2016	**1,145**	**6,007**	**37,455**	**(4,407)**	**40,200**	**39**	**40,239**

1) For more information, see note *7 Dividends.*

CONSOLIDATED STATEMENT OF CASH FLOWS

Q2 2016	Quarters Q1 2016	Q2 2015	(unaudited, in USD million)	2016	First half 2015	Full year 2015
211	1,685	2,695	Income before tax	**1,896**	(434)	55
2,783	2,039	3,087	Depreciation, amortisation and net impairment losses	**4,822**	10,424	16,715
191	142	(53)	Exploration expenditures written off	**332**	1,370	2,164
157	(614)	(729)	(Gains) losses on foreign currency transactions and balances	**(457)**	(282)	1,166
(113)	(5)	(1,346)	(Gains) losses on sales of assets and businesses	**(118)**	(1,405)	(1,716)
113	712	424	(Increase) decrease in other items related to operating activities[1]	**826**	125	558
(233)	(526)	1,449	(Increase) decrease in net derivative financial instruments[1]	**(759)**	1,461	1,551
86	68	84	Interest received	**154**	198	363
(169)	(115)	(134)	Interest paid	**(284)**	(215)	(443)
3,026	3,386	5,476	Cash flows provided by operating activities before taxes paid and working capital items	**6,412**	11,242	20,414
(1,597)	(743)	(3,033)	Taxes paid	**(2,341)**	(4,704)	(8,078)
(284)	(438)	94	(Increase) decrease in working capital[1]	**(722)**	(260)	1,292
1,144	2,205	2,538	Cash flows provided by operating activities	**3,349**	6,278	13,628
0	0	0	Additions through business combinations	**0**	0	(398)
(2,896)	(2,821)	(4,363)	Capital expenditures and investments[3]	**(5,716)**	(8,326)	(15,518)
(244)	451	(456)	(Increase) decrease in financial investments	**207**	(5,313)	(2,813)
91	23	108	(Increase) decrease in other non-current items	**114**	109	(22)
10	10	2,650	Proceeds from sale of assets and businesses	**19**	3,131	4,249
(3,039)	(2,337)	(2,061)	Cash flows used in investing activities	**(5,376)**	(10,399)	(14,501)
(0)	0	2	New finance debt	**(0)**	4,263	4,272
(168)	(3)	(18)	Repayment of finance debt	**(171)**	(1,445)	(1,464)
(404)	(697)	(735)	Dividend paid	**(1,101)**	(1,491)	(2,836)
814	452	(1,459)	Net current finance debt and other	**1,266**	(794)	(701)
242	(248)	(2,209)	Cash flows provided by (used in) financing activities	**(6)**	534	(729)
(1,653)	(379)	(1,732)	Net increase (decrease) in cash and cash equivalents	**(2,033)**	(3,588)	(1,602)
(131)	296	70	Effect of exchange rate changes on cash and cash equivalents	**165**	(510)	(871)
8,530	8,613	8,650	Cash and cash equivalents at the beginning of the period (net of overdraft)	**8,613**	11,085	11,085
6,746	8,530	6,987	Cash and cash equivalents at the end of the period (net of overdraft)[2]	**6,746**	6,987	8,613

1) (Increase)/decrease in items under operating activities include currency effects.
2) At 30 June 2016 cash and cash equivalents included a net bank overdraft of USD 16 million. At 31 December 2015 and at 30 June 2015 cash and cash equivalents included a net bank overdraft of USD 10 million and USD 16 million, respectively.
3) At 30 June 2016 capital expenditures and investments included USD 64 million related to acquisition of additional shares in Lundin Petroleum AB. See note 3 *Acquisitions and disposals* for more information.

Notes to the Condensed interim financial statements

1 Organisation and basis of preparation

General information and organisation

Statoil ASA, originally Den Norske Stats Oljeselskap AS, was founded in 1972 and is incorporated and domiciled in Norway. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.

The Statoil group's (Statoil) business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products. Statoil ASA is listed on the Oslo Børs (Norway) and the New York Stock Exchange (US).

All Statoil's oil and gas activities and net assets on the Norwegian continental shelf are owned by Statoil Petroleum AS, a 100% owned operating subsidiary of Statoil ASA. Statoil Petroleum AS is co-obligor or guarantor of certain debt obligations of Statoil ASA.

Statoil's Condensed interim financial statements for the second quarter of 2016 were authorised for issue by the board of directors on 26 July 2016.

Basis of preparation

These Condensed interim financial statements are prepared in accordance with International Accounting Standard 34 *Interim Financial Reporting* as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The Condensed interim financial statements do not include all of the information and disclosures required by International Financial Reporting Standards (IFRS) for a complete set of financial statements, and these Condensed interim financial statements should be read in conjunction with the Consolidated annual financial statements. IFRS as adopted by the EU differ in certain respects from IFRS as issued by the IASB, but the differences do not impact Statoil's financial statements for the periods presented. A description of the significant accounting policies applied in preparing these Consolidated interim financial statements is included in Statoil`s Consolidated annual financial statements for 2015.

On 1 January 2016 Statoil changed its presentation currency from Norwegian kroner (NOK) to US dollar (USD), mainly in order to better reflect the underlying USD exposure of Statoil's business activities and to align with industry practice. The change in presentation currency has been accounted for as a policy change, and comparative figures have been re-presented in USD to reflect the change. All currency translation adjustments have been set to zero as of 1 January 2006, which was the date of Statoil's transition to IFRS. Translation adjustments and cumulative translation adjustments have been presented as if Statoil had used USD as the presentation currency from that date. For further details and re-presented consolidated financial information for prior periods, reference is made to note 9 *Change of presentation currency – re-presentation of comparative periods* in the Condensed interim financial statements for the first quarter of 2016, available at www.statoil.com.

There have been no other changes to significant accounting policies in the first half of 2016 compared to the annual financial statements for 2015.

The Condensed interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the financial position, results of operations and cash flows for the dates and interim periods presented. Interim period results are not necessarily indicative of results of operations or cash flows for an annual period. Certain amounts in the comparative periods have been re-presented to conform to current period presentation. The subtotals and totals in some of the tables may not equal the sum of the amounts shown due to rounding.

The Condensed interim financial statements are unaudited.

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an on-going basis, considering current and expected future market conditions. A change in an accounting estimate is recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

2 Segments

Statoil's operations are managed through the following operating segments: Development and Production Norway (DPN), Development and Production USA (DPUSA), Development and Production International (DPI), Marketing, Midstream and Processing (MMP), New Energy Solutions (NES) and Other.

Statoil reports its business through reporting segments which correspond to the operating segments, except for the operating segments DPUSA and DPI which have been aggregated into one reporting segment, Development and Production International. This aggregation has its basis in similar economic characteristics, the nature of products, services and production processes, the type and class of customers, the methods of distribution and regulatory environment. The operating segment NES is reported in the reporting segment Other.

As of 1 January 2016, certain assets and operations, with a book value of USD 1,487 million, previously included in the MMP operating segment are now managed as part of the DPUSA operating segment and are now reported as part of the Development and Production International reporting segment. Comparative periods have not been restated, as the impact on the segments has been considered immaterial.

The eliminations section includes the elimination of inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products. Inter-segment revenues are based upon estimated market prices.

Segment data for the second quarter of 2016 and 2015 is presented below. The reported measure of segment profit is net operating income. Deferred tax assets, pension assets and non-current financial assets are not allocated to the segments. The line item additions to PP&E, intangibles and equity accounted investments exclude movements related to changes in asset retirement obligations.

Second quarter 2016 (in USD million)	Development and Production Norway	Development and Production International	Marketing, Midstream and Processing	Other	Eliminations	Total
Revenues third party and other income	199	160	10,575	8	0	10,941
Revenues inter-segment	3,031	1,525	2	2	(4,560)	(0)
Net income from equity accounted investments	0	(42)	10	(14)	0	(46)
Total revenues and other income	3,229	1,643	10,586	(4)	(4,560)	10,895
Purchases [net of inventory variation]	0	(3)	(9,471)	(0)	4,222	(5,251)
Operating and SG&A expenses	(613)	(642)	(1,053)	(49)	185	(2,172)
Depreciation, amortisation and net impairment losses	(1,217)	(1,455)	(82)	(29)	0	(2,783)
Exploration expenses	(126)	(383)	0	(0)	0	(509)
Net operating income	1,274	(839)	(20)	(81)	(153)	180
Additions to PP&E, intangibles and equity accounted investments	2,741	1,080	163	191	0	4,175

Second quarter 2015 (in USD million)	Development and Production Norway	Development and Production International	Marketing, Midstream and Processing	Other	Eliminations	Total
Revenues third party and other income	38	1,505	15,662	188	0	17,394
Revenues inter-segment	4,371	2,105	48	0	(6,525)	0
Net income from equity accounted investments	(0)	12	13	3	0	28
Total revenues and other income	4,409	3,623	15,723	191	(6,525)	17,422
Purchases [net of inventory variation]	0	(1)	(13,672)	(0)	6,366	(7,307)
Operating and SG&A expenses	(792)	(884)	(1,243)	(63)	60	(2,922)
Depreciation, amortisation and net impairment losses	(1,725)	(1,174)	(156)	(32)	0	(3,087)
Exploration expenses	(173)	(299)	0	0	0	(471)
Net operating income	1,720	1,265	652	96	(98)	3,635
Additions to PP&E, intangibles and equity accounted investments	1,760	1,985	259	26	0	4,030

First half 2016 (in USD million)	Development and Production Norway	Development and Production International	Marketing, Midstream and Processing	Other	Eliminations	Total
Revenues third party and other income	220	297	20,483	35	0	21,036
Revenues inter-segment	6,347	2,525	14	0	(8,887)	(0)
Net income from equity accounted investments	0	(40)	23	(8)	0	(26)
Total revenues and other income	6,568	2,782	20,520	27	(8,887)	21,010
Purchases [net of inventory variation]	0	(5)	(17,956)	(0)	8,539	(9,421)
Operating and SG&A expenses	(1,330)	(1,267)	(2,127)	(151)	208	(4,667)
Depreciation, amortisation and net impairment losses	(2,444)	(2,157)	(155)	(66)	0	(4,822)
Exploration expenses	(195)	(665)	0	0	0	(860)
Net operating income	2,598	(1,312)	283	(190)	(140)	1,240
Additions to PP&E, intangibles and equity accounted investments	3,975	2,096	279	309	0	6,660
Balance sheet information						
Equity accounted investments	1,205	410	127	355	0	2,096
Non-current segment assets	29,749	38,321	4,421	564	0	73,055
Non-current assets, not allocated to segments						9,878
Total non-current assets						85,029

First half 2015 (in USD million)	Development and Production Norway	Development and Production International	Marketing, Midstream and Processing	Other	Eliminations	Total
Revenues third party and other income	(236)	1,808	31,018	278	0	32,868
Revenues inter-segment	9,429	3,753	108	0	(13,290)	0
Net income from equity accounted investments	3	26	40	(1)	0	67
Total revenues and other income	9,195	5,586	31,165	278	(13,290)	32,935
Purchases [net of inventory variation]	(0)	(2)	(26,973)	(0)	13,083	(13,893)
Operating and SG&A expenses	(1,808)	(1,772)	(2,461)	(163)	111	(6,094)
Depreciation, amortisation and net impairment losses	(3,294)	(6,815)	(249)	(67)	0	(10,424)
Exploration expenses	(326)	(1,865)	(0)	0	0	(2,192)
Net operating income	3,767	(4,868)	1,482	48	(96)	332
Additions to PP&E, intangibles and equity accounted investments	3,390	4,215	472	39	0	8,116
Balance sheet information						
Equity accounted investments	6	626	550	14	0	1,196
Non-current segment assets	32,718	38,503	5,400	522	0	77,143
Non-current assets, not allocated to segments						8,585
Total non-current assets						86,924

In the second quarter of 2016, Statoil recognised net impairment losses of USD 275 million, mainly related to a conventional offshore asset in the Gulf of Mexico following a revision of production forecasts for the asset. The impairment charges have been recognised in the Consolidated statement of income as depreciation, amortisation and net impairment losses and exploration expenses based on the nature of the impaired assets.

In the first quarter of 2016, Statoil recognised net impairment reversals of USD 308 million, consisting of impairment reversals of USD 633 million related to unconventional onshore assets in North America and two conventional assets in the DPI segments, partially offset by impairment charges of USD 325 million, related to an unconventional onshore asset in North America.

See note 6 *Property, plant and equipment and intangible assets* for further information on impairments.

See note 3 *Acquisitions and disposals* for information on transactions impacting the DPN segment.

Revenues by geographic areas
When attributing the line item revenues third party and other income to the country of the legal entity executing the sale for the first half of 2016, Norway constitutes 78% and the US constitutes 15%.

Non-current assets by country

(in USD million)	At 30 June 2016	At 31 March 2016	At 31 December 2015	At 30 June 2015
Norway	**33,399**	33,396	31,487	36,311
US	**20,054**	20,594	20,531	19,843
Angola	**5,022**	5,203	5,350	6,365
Brazil	**3,473**	3,483	3,474	3,816
UK	**2,960**	3,227	2,883	2,613
Canada	**2,449**	2,495	2,270	2,454
Algeria	**1,437**	1,454	1,435	1,570
Azerba jan	**1,373**	1,398	1,416	1,593
Other countries	**4,984**	3,655	3,435	3,774
Total non-current assets[1]	**75,151**	74,905	72,282	78,339

1) Excluding deferred tax assets, pension assets, non-current financial assets and assets classified as held for sale.

3 Acquisitions and disposals

Acquisition of shares in Lundin Petroleum AB (Lundin) and sale of interests in the Edvard Grieg field
On 30 June 2016 Statoil closed an agreement with Lundin to divest its entire 15% interest in the Edvard Grieg field, a 9% interest in the Edvard Grieg Oil pipeline and a 6% interest in the Utsira High Gas pipeline for an increased ownership share in Lundin. In addition to the divested interests, a cash consideration of SEK 544 million (USD 64 million) was paid to Lundin. Following the completion of the transaction Statoil owns 68.4 million shares of Lundin, corresponding to 20.1% of the outstanding shares and votes.

Statoil recognised a total net gain of USD 120 million related to the divestment presented in the line item other income in the Consolidated statement of income. In the segment reporting, the gain was recognised in the Development and Production Norway (USD 114 million) and in the Marketing, Midstream and Processing (USD 5 million) segments. The transaction was tax exempt under the Norwegian petroleum tax legislation.

Prior to the transaction, Statoil owned 11.93% of Lundin, acquired through a cash payment of SEK 4.6 billion (USD 541 million) in January 2016. Up until the transaction on 30 June 2016, the shares were accounted for as a non-current financial investment at fair value with changes in fair value presented in the line item net gain (loss) on available for sale financial assets in the Consolidated statement of comprehensive income. Statoil recognised an unrealised gain of USD 127 million in the Consolidated statement of comprehensive income, of which USD 89 million was recognised in the first quarter of 2016.

Following the increase in ownership interest on 30 June 2016, Statoil obtained significant influence over Lundin, and will account for the investment as an associate under the equity method. Following the change in accounting classification, Statoil recognised a gain of USD 127 million representing the cumulative gain on its initial 11.93% shareholding being reclassified from the line item net gain (loss) on available for sale financial assets in the Consolidated statement of comprehensive income, to the net financial items line item in the Consolidated statement of income.

Under the equity method, the investment in Lundin will be carried on the balance sheet at cost with the addition of post-acquisition changes in Statoil's share of Lundin's net assets, less distributions received and, to the extent relevant, less any impairment in value of the investment. The Consolidated statement of income will reflect Statoil's share of Lundin's results after tax, adjusted to account for depreciation, amortisation and any impairment of Lundin`s assets based on their fair values at the date of acquisition. Where there are differences in accounting policies, adjustments are made to bring the accounting policies applied into line with Statoil's. The Lundin investment will be reported as part of the DPN operating segment.

Statoil has performed a preliminary purchase price allocation to determine the net identifiable assets and liabilities of Lundin. Excess values have been allocated mainly to Lundin`s exploration and production licences on the Norwegian continental shelf.

The investment in Lundin is included in the Consolidated balance sheet within investments in equity accounted investments with a book value of USD 1,199 million as per 30 June 2016.

Sale of interest in Marcellus operated onshore play
In the second quarter of 2016 Statoil entered into an agreement to divest its operated properties in the US state of West Virginia to EQT Corporation for USD 407 million in cash. The transaction closed on 8 July 2016 with an immaterial effect on the Consolidated statement of income to be recognised in the third quarter of 2016. Assets and associated liabilities relating to the properties divested, with the net values reflected at their carrying amounts which corresponds to the fair value less cost to sell, are classified as held for sale in the Consolidated balance sheet as of 30 June 2016.

4 Financial items

Q2 2016	Quarters Q1 2016	Q2 2015	(in USD million)	2016	First half 2015	Full year 2015
(72)	8	60	Net foreign exchange gains (losses)	(64)	92	(245)
200	48	68	Interest income and other financial items[1]	248	238	396
161	824	(814)	Derivative financial instruments gains (losses)	986	(606)	(491)
(258)	(255)	(254)	Interest and other finance expenses	(513)	(492)	(971)
31	625	(940)	Net financial items	656	(766)	(1,311)

1) See note 3 *Acquisitions and disposals* for more information related to realised gain on shares in Lundin Petroleum AB.

Statoil has available a US Commercial paper program with a limit of USD 4 billion. At 30 June 2016 there was USD 365 million outstanding.

5 Income tax

	Quarters		(in USD million)		First half	Full year
Q2 2016	Q1 2016	Q2 2015		2016	2015	2015
211	1,685	2,695	Income before tax	**1,896**	(434)	55
(513)	(1,074)	(1,829)	Income tax	**(1,587)**	(3,270)	(5,225)
>100%	63.7%	67.9%	Equivalent to a tax rate of	**83.7%**	>100%	>100%

The tax rate for the second quarter of 2016 and for the first half of 2016 was primarily influenced by impairments and losses recognised in countries with lower than average tax rates or unrecognised deferred tax assets. This was partially offset by low tax rate on income from the Norwegian continental shelf caused by higher effect of uplift deduction and the tax exempted sale of interest in the Edvard Grieg field as described in note 3 *Acquisitions and disposals,* and currency effects in entities that are taxable in other currency than the functional currency.

The tax rate for the first half of 2016 was also influenced by write off of deferred tax assets within Development and Production International (DPI) segment, due to uncertainty related to future taxable income.

The tax rate for the second quarter of 2015 was primarily influenced by relatively high income from entities with lower than average tax rate, including the tax exempted sale of interest in the Shah Deniz project. This was partially offset by tax effect of foreign exchange gains in entities that are taxable in other currencies than the functional currency.

The tax rate for the first half of 2015 was primarily influenced by impairments with lower than average tax rates. This was partially offset by the tax exempted sale of interest in the Shah Deniz project and foreign exchange losses in entities that are taxable in other currencies than the functional currency.

The tax rate for the second quarter and first half of 2015 was also influenced by write-off of deferred tax assets within DPI segment, due to uncertainty related to future taxable income.

6 Property, plant and equipment and intangible assets

(in USD million)	Property, plant and equipment	Intangible assets
Balance at 31 December 2015	62,006	9,452
Additions	6,090	313
Transfers	85	(85)
Disposals and reclassifications [1]	(709)	(39)
Transferred to assets classified as held for sale	(129)	(278)
Expensed exploration expenditures and impairment losses	-	(332)
Depreciation, amortisation and net impairment losses	(4,817)	(6)
Effect of foreign currency translation adjustments	1,423	80
Balance at 30 June 2016	63,950	9,105

1) Includes USD 341 million related to change in the classification of Statoil's investment in Dudgeon Offshore Wind Ltd from joint operation (pro-rata line by line consolidation) to joint venture (equity method).

Impairments
In the second quarter of 2016, Statoil recognised net impairment losses of USD 275 million. See also note 2 *Segments.*

In the first quarter of 2016, Statoil recognised net impairment reversals of USD 308 million, consisting of impairment reversals of USD 633 million and impairment charges of USD 325 million.

First half 2016 (in USD million)	Property, plant and equipment	Intangible assets	Total
Producing and development assets	(156)	(32)	(188)
Acquisition costs related to oil and gas prospects	-	154	154
Total net impairment losses (reversals) recognised	(156)	122	(34)

The impairment charges have been recognised in the Consolidated statement of income as depreciation, amortisation and net impairment losses and exploration expenses based on the impaired assets' nature of property, plant and equipment and intangible assets, respectively. Recoverable amounts in the impairment assessments have been based on value in use as well as fair value less costs of disposal. The fair value estimates have been based on various market parameters derived from relevant transactions and assumed to be applied by market participants in the current market environment.

7 Dividends

For the first quarter of 2016, a dividend of USD 0.2201 has been approved, payable on or around 23 September 2016, and the shares will trade ex-dividend on 10 August 2016 on OSE and on NYSE for American Depositary Receipt (ADR) shareholders on NYSE.

As part of Statoil's scrip dividend programme, elig ble shareholders and holders of ADRs can elect to receive their dividend in the form of new ordinary Statoil shares and ADR holders in the form of ADSs. The subscription price for the dividend shares will have a discount compared to the volume-weighted average price on Oslo Børs of the last two trading days of the subscription period for each quarter. For the fourth quarter of 2015 and for the first and second quarter of 2016 the discount has been set to 5%.

The 2 year scrip dividend programme was approved by Statoil's general assembly in May 2016, and the first scrip dividend settlement, for the fourth quarter of 2015, was settled in the second quarter of 2016. Dividend approved, but not yet settled, is presented as dividends payable in the Consolidated balance sheet, regardless of whether the dividend is expected to be paid in cash or by issuance of new shares. The line item dividend paid in the Consolidated statement of cash flows includes only dividend paid in cash during the period. The Consolidated statement of changes in equity shows declared dividend in the period (retained earnings), offset by scrip dividend settled during the period (share capital and additional paid-in-capital).

Dividends

	Q2 2016	First half 2016	Q2 2015	Full year 2015
Dividends paid in cash (in USD million)	**404**	1,101	735	2,836
US dollar per share or ADS	**0.2201**	0.4402	0.2201	0.9034
Norwegian kroner per share	**1.8109**	3.7041	1.8000	7.2000
Scrip dividends (in USD million)	**293**	293	0	0
Number of shares issued (in millions)	**18.3**	18.3	0.0	0.0
Sum dividend	**697**	1,394	735	2,836

8 Provisions, commitments, contingent liabilities and contingent assets

Statoil's estimated asset retirement obligations (ARO) have increased by USD 1,467 million, mainly due to a reduction in discount rates. Changes in ARO are reflected within property, plant and equipment and provisions in the Consolidated balance sheet.

The Norwegian tax authorities have issued a deviation notice for the years 2012 to 2014 related to the internal pricing on certain transactions between Statoil Coordination Centre (SCC) in Belgium and Norwegian entities in the Statoil group. The main issue relates to SCC`s capital structure and its compliance with the arm's length principle. Statoil is currently in the process of reviewing the notice and evaluating its impact, whereupon comments will be provided to the tax authorities. Statoil is of the view that arm's length pricing has been applied in these cases and that the group has a strong position, and no amounts have consequently been provided for in the accounts.

During the normal course of its business Statoil is involved in legal and other proceedings, and several claims are unresolved and currently outstanding. The ultimate liability or asset, respectively, in respect of such litigation and claims cannot be determined at this time. Statoil has provided in its Condensed interim financial statements for probable liabilities related to litigation and claims based on the company's best judgement. Statoil does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

9 Subsequent events

On 26 July 2016 the board of directors resolved to declare a dividend for the second quarter of 2016 of USD 0.2201 per share. The shares will trade ex-dividend on 2 November 2016 on the Oslo Børs (OSE) and 1 November for American depositary receipt (ADR) holders at the New York Stock Exchange (NYSE). Pursuant to the scrip dividend programme approved at the annual general meeting on 11 May 2016, shareholders will have the option to receive the dividend for the second quarter in cash or newly issued shares in Statoil at a 5% discount.

Responsibility statement

Board and management confirmation

Today, the Board of Directors, the Chief Executive Officer and the Chief Financial Officer reviewed and approved the Statoil ASA condensed interim financial statements as of 30 June 2016.

To the best of our knowledge, we confirm that:
- the Statoil ASA condensed interim financial statements for the first half of 2016 have been prepared in accordance with IFRSs as adopted by the European Union (EU), IFRSs as issued by the International Accounting Standards Board (IASB) and additional Norwegian disclosure requirements in the Norwegian Accounting Act, and that
- the information presented in the condensed interim financial statements gives a true and fair view of the company's and the group's assets, liabilities, financial position and results for the period viewed in their entirety, and that
- the information presented in the condensed interim financial statements gives a true and fair view of the development, performance, financial position, principle risks and uncertainties of the group, and that
- the information presented in the condensed interim financial statements gives a true and fair view of major related-party transactions

Oslo, 26 July 2016

THE BOARD OF DIRECTORS OF STATOIL ASA

ØYSTEIN LØSETH
CHAIR

ROY FRANKLIN
DEPUTY CHAIR

BJØRN TORE GODAL

LILL-HEIDI BAKKERUD

JAKOB STAUSHOLM

MARIA JOHANNA OUDEMAN

REBEKKA GLASSER HERLOFSEN

INGRID ELISABETH DI VALERIO

STIG LÆGREID

WENCHE AGERUP

JEROEN VAN DER VEER

HANS JAKOB HEGGE
CHIEF FINANCIAL OFFICER

ELDAR SÆTRE
PRESIDENT AND CEO

Supplementary disclosures

OPERATIONAL DATA

Q2 2016	Quarters Q1 2016	Q2 2015	Change Q2 on Q2	Operational data	2016	First half 2015	Change
				Prices			
45.6	33.9	61.9	(26%)	Average Brent oil price (USD/bbl)	39.8	57.8	(31%)
41.2	30.7	56.3	(27%)	DPN average liquids price (USD/bbl)	35.6	53.1	(33%)
37.1	25.6	53.4	(30%)	DPI average liquids price (USD/bbl)	31.5	48.1	(34%)
39.4	28.7	55.0	(28%)	Group average liquids price (USD/bbl)	33.9	50.9	(33%)
325.4	248.0	426.7	(24%)	Group average liquids price (NOK/bbl) [1]	286.5	394.9	(27%)
2.90	4.00	4.99	(42%)	Transfer price natural gas (USD/mmbtu) [9]	3.51	5.50	(36%)
4.95	5.45	7.24	(32%)	Average invoiced gas prices - Europe (USD/mmbtu) [8]	5.23	7.61	(31%)
1.67	2.29	2.10	(20%)	Average invoiced gas prices - North America (USD/mmbtu) [8]	1.98	3.28	(40%)
5.2	4.3	9.6	(46%)	Refining reference margin (USD/bbl) [2]	4.8	8.4	(43%)
				Entitlement production (mboe per day)			
581	602	593	(2%)	DPN entitlement liquids production	592	596	(1%)
444	434	417	6%	DPI entitlement liquids production	439	431	2%
1,025	1,036	1,011	1%	Group entitlement liquids production	1,031	1,027	0%
630	719	555	13%	DPN entitlement gas production	674	627	8%
159	155	143	11%	DPI entitlement gas production	157	139	13%
789	873	699	13%	Group entitlement gas production	831	766	9%
1,814	1,909	1,709	6%	Total entitlement liquids and gas production [3]	1,862	1,793	4%
				Equity production (mboe per day)			
581	602	593	(2%)	DPN equity liquids production	592	596	(1%)
558	552	553	1%	DPI equity liquids production	555	568	(2%)
1,139	1,154	1,147	(1%)	Group equity liquids production	1,146	1,164	(1%)
630	719	555	13%	DPN equity gas production	674	627	8%
190	182	170	11%	DPI equity gas production	186	174	7%
820	901	726	13%	Group equity gas production	860	800	8%
1,959	2,054	1,873	5%	Total equity liquids and gas production [4]	2,007	1,964	2%
				MMP sales volumes			
194.0	205.0	210.0	(8%)	Crude oil sales volumes (mmbl)	399.0	412.0	(3%)
10.8	12.2	9.6	14%	Natural gas sales Statoil entitlement (bcm)	23.0	21.7	6%
1.7	2.7	1.8	(3%)	Natural gas sales third-party volumes (bcm)	4.4	5.2	(15%)

EXCHANGE RATES

Q2 2016	Quarters Q1 2016	Q2 2015	Change Q2 on Q2	Exchange rates	2016	First half 2015	Change
0.1211	0.1156	0.1290	(6%)	NOK/USD average daily exchange rate	0.1183	0.1289	(8%)
0.1194	0.1209	0.1273	(6%)	NOK/USD period-end exchange rate	0.1194	0.1273	(6%)
8.2571	8.6482	7.7548	6%	USD/NOK average daily exchange rate	8.4510	7.7572	9%
8.3776	8.2692	7.8568	7%	USD/NOK period-end exchange rate	8.3776	7.8568	7%
1.1288	1.1015	1.1048	2%	EUR/USD average daily exchange rate	1.1150	1.1154	(0%)
1.1102	1.1385	1.1189	(1%)	EUR/USD period-end exchange rate	1.1102	1.1189	(1%)

EXPLORATION EXPENSES

Q2 2016	Quarters Q1 2016	Q2 2015	Change Q2 on Q2	Adjusted exploration expenses (in USD million)	2016	First half 2015	Change
129	105	281	(54%)	DPN exploration expenditures (activity)	**233**	485	(52%)
290	239	480	(40%)	DPI exploration expenditures (activity)	**530**	986	(46%)
419	344	761	(45%)	Group exploration expenditures (activity)	**763**	1,471	(48%)
139	71	24	>100%	Expensed, previously capitalised exploration expenditure	**210**	78	>100%
(100)	(135)	(237)	(58%)	Capitalised share of current period's exploration activity	**(235)**	(649)	(64%)
52	71	(77)	>(100%)	Impairment (reversal of impairment)	**122**	1,292	(91%)
509	351	471	8%	Exploration expenses IFRS	**860**	2,192	(61%)
(87)	(71)	52	-	Adjustments	**(157)**	(1,317)	-
423	280	524	(19%)	Adjusted exploration expenses	**703**	875	(20%)

NET ADJUSTED FINANCIAL ITEMS 2016

Net adjusted financial items in the second quarter of 2016 (in USD million)	Interest income and other financial items	Net foreign exchange gains (losses)	Gains (losses) derivative financial instruments	Interest and other finance expenses	Net before tax	Estimated tax effect	Net after tax
Financial items according to IFRS	200	(72)	161	(258)	31	9	40
Foreign exchange (FX) impacts (incl. derivatives)	0	72	-	-	73	-	-
Interest rate (IR) derivatives	-	-	(161)	-	(161)	-	-
Adjusted financial items excluding FX and IR derivatives	201	0	0	(258)	(57)	49	(9)

NET ADJUSTED FINANCIAL ITEMS 2015

Net adjusted financial items in the second quarter of 2015 (in USD million)	Interest income and other financial items	Net foreign exchange gains (losses)	Gains (losses) derivative financial instruments	Interest and other finance expenses	Net before tax	Estimated tax effect	Net after tax
Adjusted financial items excluding FX and IR derivatives	64	0	0	(254)	(190)	96	(94)

ADJUSTED EARNINGS AFTER TAX BY SEGMENT [5]

| | Second quarter | | | | | |
| | 2016 | | | 2015 | | |
(in USD million)	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax
DPN	**1,163**	**(727)**	**436**	2,305	(1,600)	705
DPI	**(506)**	**(44)**	**(549)**	(16)	(165)	(181)
MMP	**329**	**(197)**	**132**	679	(196)	483
Other	**(74)**	**26**	**(47)**	(85)	7	(78)
Group	**913**	**(941)**	**(28)**	2,883	(1,954)	929
Effective tax rates on adjusted earnings			**103.1%**			67.8%

| | First half | | | | | |
| | 2016 | | | 2015 | | |
(in USD million)	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax
DPN	**2,463**	**(1,565)**	**899**	4,748	(3,313)	1,435
DPI	**(1,305)**	**109**	**(1,197)**	(298)	(272)	(570)
MMP	**761**	**(273)**	**487**	1,569	(458)	1,111
Other	**(149)**	**54**	**(96)**	(191)	46	(145)
Group	**1,769**	**(1,676)**	**94**	5,828	(3,997)	1,831
Effective tax rates on adjusted earnings			**94.7%**			68.6%

HEALTH, SAFETY AND THE ENVIRONMENT (HSE)

| Twelve month average per | | HSE | | First half | |
Q2 2016	Q2 2015			2016	2015
2.8	2.8	Total recordable injury frequency (TRIF)		**3.0**	2.7
0.8	0.6	Serious incident frequency		**0.8**	0.5
129	207	Accidental oil spills		**69**	110
25	79	Accidental oil spills (cubic metres)		**7**	4

USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e. IFRS).

For more information on our use of non-GAAP financial measures, see report section - Financial analysis and review - Non-GAAP measures in Statoil's 2015 Annual Report on Form 20-F.

The following financial measures may be considered non-GAAP financial measures:
* Adjusted earnings (including adjusted revenues and other income, adjusted purchases, adjusted operating expenses and selling, general and administrative expenses, adjusted depreciation, amortisation and net impairment losses and adjusted exploration expenses) – for more information see below
* Adjusted earnings after tax – for more information see below
* Net interest-bearing debt adjusted – for more information see section 4.4.2 Net debt to capital employed ratio and note 18 Finance debt in Statoil`s 2015 Annual Report on 20-F
* Net debt to capital employed ratio – for more information see section 4.4.2 Net debt to capital employed ratio in Statoil`s 2015 Annual Report on 20-F
* Net debt to capital employed ratio adjusted – for more information see section 4.4.2 Net debt to capital employed ratio in Statoil`s 2015 Annual Report on 20-F
* Organic capital expenditures – for more information see section 4.2.3 Investments and section 9 Terms and definitions in Statoil`s 2015 Annual Report on 20-F

Adjusted earnings are based on net operating income and adjusts for certain items affecting the income for the period in order to separate out effects that management considers may not be well correlated to Statoil's underlying operational performance in the individual reporting period. Management considers adjusted earnings to be a supplemental measure to Statoil's IFRS measures that provides an indication of Statoil's underlying operational performance in the period and facilitates a better understanding of operational trends between the periods. Adjusted earnings adjusts for the following items:
* Certain gas contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives, required to be carried at fair value. Certain transactions related to historical divestments include contingent consideration, carried at fair value. The accounting impacts of changes in fair value of the aforementioned are excluded from Adjusted Earnings. In addition, adjustments are also made for changes in the unrealised **fair value of derivatives** related to some natural gas trading activities, where only the realised gains and losses on derivatives are reflected in adjusted earnings. The gains and losses on derivatives are then reflected in the period in which they impact our cash flows and generally match the associated cash flow of the exposure being managed
* **Periodisation of inventory hedging effect:** Commercial storage is hedged in the paper market. Commercial storage is accounted for by using the lower of cost and market price. If market prices increase above cost price, there will be a loss in the IFRS income statement since the derivatives always reflect changes in the market price. An adjustment is made to reflect the unrealised market value of the commercial storage. As a result, loss on derivatives is matched by a similar adjustment for the exposure being managed. If market prices decrease below cost price, the write-down and the derivative effect in the IFRS income statement will offset each other and no adjustment is made
* **Over/underlift** is accounted for using the sales method and therefore revenues are reflected in the period the product is sold rather than in the period it is produced. The over/underlift position depends on a number of factors related to our lifting programme and the way it corresponds to our entitlement share of production. The effect on income for the period is therefore adjusted, to show estimated revenues and associated costs based upon the production for the period which management believes reflects operational performance and increase comparability with peers
* Statoil holds **operational storage** which is not hedged in the paper market due to inventory strategies. Cost of goods sold is measured based on the FIFO (first-in, first-out) method, and includes realised gains or losses that arise due to changes in market prices. These gains or losses will fluctuate from one period to another and are not considered part of the underlying operations for the period
* **Impairment** and **reversal of impairment** are excluded from adjusted earnings since they affect the economics of an asset for the lifetime of that asset; not only the period in which it is impaired or the impairment is reversed. Impairment and reversal of impairment can impact both the exploration expenses and the depreciation, amortisation and impairment line items
* **Gain or loss from sales** is eliminated from the measure since the gain or loss does not give an indication of future performance or periodic performance; such a gain or loss is related to the cumulative value creation from the time the asset is acquired until it is sold
* **Internal unrealised profit on inventories:** Volumes derived from equity oil inventory will vary depending on several factors and inventory strategies, i.e. level of crude oil in inventory, equity oil used in the refining process and level of in-transit cargoes. Internal profit related to volumes sold between entities in the group, and still in inventory at period end, is eliminated according to IFRS (write down to production cost). The proportion of realised versus unrealised gain will fluctuate from one period to another due to inventory strategies and accordingly impact net operating income. This impact is not assessed to be a part of the underlying operational performance, and elimination of internal profit related to equity volumes is excluded in adjusted earnings
* **Other items of income and expense** are adjusted when the impacts on income in the period are not reflective of Statoil's underlying operational performance in the reporting period. Such items may be unusual or infrequent transactions but they may also include transactions that are significant which would not necessarily qualify as either unusual or infrequent. Other items can include transactions such as provisions related to reorganisation, early retirement, etc

The measure **adjusted earnings after tax** excludes net financial items and the associated tax effects on net financial items. It is based on adjusted earnings less the tax effects on all elements included in adjusted earnings (or calculated tax on operating income and on each of the adjusting items using an estimated marginal tax rate). In addition, tax effect related to tax exposure items not related to the individual reporting period is excluded from adjusted earnings after tax. Management considers adjusted earnings after tax, which reflects a normalised tax charge associated with its operational performance excluding the impact of financing, to be a supplemental measure to Statoil's net income. Certain net USD denominated financial positions are held by group companies that have a USD functional currency that is different from the currency in which the taxable income is measured. As currency exchange rates change between periods, the basis for measuring net financial items for IFRS will change disproportionally with taxable income which includes exchange gains and losses from translating the net USD denominated financial positions into the currency of the applicable tax return. Therefore, the effective tax rate may be significantly higher or lower than the statutory tax rate for any given period.

Management considers that adjusted earnings after tax provides a better indication of the taxes associated with underlying operational performance in the period (excluding financing), and therefore better facilitates a comparison between periods. However, the adjusted taxes included in adjusted earnings after tax should not be considered indicative of the amount of current or total tax expense (or taxes payable) for the period.

Adjusted earnings and adjusted earnings after tax should be considered additional measures rather than substitutes for net operating income and net income, which are the most directly comparable IFRS measures. There are material limitations associated with the use of adjusted earnings and adjusted earnings after tax compared with the IFRS measures since they do not include all the items of revenues/gains or expenses/losses of Statoil which are needed to evaluate its profitability on an overall basis. Adjusted earnings and adjusted earnings after tax are only intended to be indicative of the underlying developments in trends of our on-going operations for the production, manufacturing and marketing of our products and exclude pre and post-tax impacts of net financial items. We reflect such underlying development in our operations by eliminating the effects of certain items that may not be directly associated with the period's operations or financing. However, for that reason, adjusted earnings and adjusted earnings after tax are not complete measures of profitability. The measures should therefore not be used in isolation.

Adjusted earnings equal the sum of net operating income less all applicable adjustments. Adjusted earnings after tax equals the sum of net operating income less income tax in business areas and adjustments to operating income taking the applicable marginal tax into consideration. See the tables in the following section for details.

Calculation of capital employed and net debt to capital employed ratio (in USD million)		At 30 June 2016	At 31 March 2016	At 30 June 2015
Shareholders' equity		**40,200**	42,162	44,980
Non-controlling interests		**39**	36	48
Total equity	A	**40,239**	42,198	45,029
Current finance debt		**3,307**	2,796	1,344
Non-current finance debt		**29,869**	30,210	31,194
Gross interest-bearing debt	B	**33,176**	33,006	32,538
Cash and cash equivalents		**6,761**	8,540	7,003
Current financial investments		**9,220**	9,292	13,658
Cash and cash equivalents and financial investment	C	**15,982**	17,831	20,660
Net interest-bearing debt before adjustments [10]	B1 = B-C	**17,194**	15,175	11,878
Other interest-bearing elements [1]		**1,266**	1,191	1,369
Marketing instruction adjustment [2]		**(207)**	(211)	(222)
Adjustment for project loan [3]		**-**	-	(8)
Net interest-bearing debt adjusted [5]	B2	**18,254**	16,155	13,016
Normalisation for cash-build up before tax payment (50% of Tax Payment) [4]		**-**	345	-
Net interest-bearing debt adjusted [5]	B3	**18,254**	16,500	13,016
Calculation of capital employed [5]:				
Capital employed before adjustments to net interest-bearing debt	A+B1	**57,433**	57,373	56,906
Capital employed before normalisation for cash build up for tax payment	A+B2	**58,493**	58,353	58,045
Capital employed adjusted	A+B3	**58,493**	58,698	58,045
Calculated net debt to capital employed [5]:				
Net debt to capital employed before adjustments	(B1)/(A+B1)	**29.9%**	26.5%	20.9%
Net debt to capital employed before normalisation for tax payment	(B2)/(A+B2)	**31.2%**	27.7%	22.4%
Net debt to capital employed adjusted	(B3)/(A+B3)	**31.2%**	28.1%	22.4%

1) Cash and cash equivalents adjustments regarding collateral deposits classified as cash and cash equivalents in the Consolidated balance sheet but considered as non-cash in the non-GAAP calculations as well as financial investments in Statoil Forsikring AS classified as current financial investments.

2) Adjustment to gross interest-bearing debt due to the Norwegian state`s financial interest (SDFI) part of the financial lease in the Snøhvit vessels which are included in Statoil's Consolidated balance sheet.

3) Adjustment to gross interest-bearing debt due to the Baku-Tbilisi-Ceyhan project loan structure.

4) Normalisation for cash-build-up before tax payment adjusts to exclude 50% of the cash-build-up related to tax payments due in the beginning of February, April, August, October and December, which were USD 690 million and USD 1,503 million as of March 2016 and 2015, respectively.

Reconciliation of net operating income to adjusted earnings

The table specifies the adjustments made to each of the profit and loss line item included in the net operating income subtotal.

Items impacting net operating income in the second quarter of 2016 (in USD million)	Statoil group	Development and Production Norway	Development and Production International	Marketing, Midstream and Processing	Other
Net operating income	**180**	1,274	(839)	(20)	(235)
Total revenues and other income	**396**	(25)	(4)	424	-
Changes in fair value of derivatives	**342**	(49)	-	391	-
Periodisation of inventory hedging effect	**39**	-	-	39	-
Over-/underlift	**134**	138	(4)	-	-
Gain/loss on sale of assets	**(119)**	(114)	-	(5)	-
Purchases [net of inventory variation]	**59**	-	-	(94)	153
Operational storage effects	**(94)**	-	-	(94)	-
Eliminations	**153**	-	-	-	153
Operating and administrative expenses	**(31)**	(79)	21	19	8
Over-/underlift	**(81)**	(94)	13	-	-
Other adjustments	**32**	15	8	2	7
Provisions	**19**	-	-	17	1
Depreciation, amortisation and impairment	**223**	-	223	-	(0)
Impairment	**270**	-	270	-	(0)
Reversal of Impairment	**(47)**	-	(47)	-	-
Exploration expenses	**87**	(7)	94	-	-
Impairment	**52**	-	52	-	-
Other adjustments	**35**	(7)	42	-	-
Sum of adjustments to net operating income	**733**	(111)	334	349	161
Adjusted earnings [5]	**913**	1,163	(506)	329	(74)
Tax on adjusted earnings	**(941)**	(727)	(44)	(197)	26
Adjusted earnings after tax [5]	**(28)**	436	(549)	132	(47)

Items impacting net operating income in the second quarter of 2015 (in USD million)	Statoil group	Development and Production Norway	Development and Production International	Marketing, Midstream and Processing	Other
Net operating income	3,635	1,720	1,265	652	(2)
Total revenues and other income	(1,287)	199	(1,354)	52	(183)
Changes in fair value of derivatives	78	(19)	-	97	-
Periodisation of inventory hedging effect	24	-	-	24	-
Over-/underlift	4	118	(114)	-	-
Other adjustments	(53)	100	-	(53)	(100)
Gain/loss on sale of assets	(1,346)	-	(1,148)	(16)	(181)
Provisions	(91)	-	(91)	-	-
Eliminations	98	-	-	-	98
Purchases [net of inventory variation]	(103)	-	-	(203)	100
Operational storage effects	(103)	-	-	(103)	-
Other adjustments	-	-	-	(100)	100
Operating expenses	241	5	104	132	-
Over-/underlift	70	(35)	104	-	-
Other adjustments	103	5	-	98	-
Provisions	68	34	-	34	-
Selling, general and administrative expenses	(1)	-	-	(1)	-
Other adjustments	(1)	-	-	(1)	-
Depreciation, amortisation and impairment	451	357	45	48	-
Impairment	749	357	343	48	-
Reversal of Impairment	(281)	-	(281)	-	-
Other adjustments	(17)	-	(17)	-	-
Exploration expenses	(52)	25	(77)	-	-
Impairment	51	-	51	-	-
Reversal of Impairment	(128)	-	(128)	-	-
Provisions	25	25	-	-	-
Sum of adjustments to net operating income	(751)	585	(1,281)	28	(83)
Adjusted earnings [5]	2,883	2,305	(16)	679	(85)
Tax on adjusted earnings	(1,954)	(1,600)	(165)	(196)	7
Adjusted earnings after tax [5]	929	705	(181)	483	(78)

Items impacting net operating income in the first half of 2016 (in USD million)	Statoil group	Development and Production Norway	Development and Production International	Marketing, Midstream and Processing	Other
Net operating income	**1,240**	2,598	(1,312)	283	(329)
Total revenues and other income	**460**	(138)	55	542	-
Changes in fair value of derivatives	**305**	(55)	-	360	-
Periodisation of inventory hedging effect	**187**	-	-	187	-
Over-/underlift	**86**	31	55	-	-
Gain/loss on sale of assets	**(119)**	(114)	-	(5)	-
Purchases [net of inventory variation]	**6**	-	-	(134)	140
Operational storage effects	**(134)**	-	-	(134)	-
Eliminations	**140**	-	-	-	140
Operating and administrative expenses	**63**	10	(51)	69	35
Over-/underlift	**(65)**	(6)	(59)	-	-
Other adjustments	**51**	16	8	2	25
Provisions	**77**	-	-	67	10
Depreciation, amortisation and impairment	**(156)**	-	(162)	-	6
Impairment	**422**	-	416	-	6
Reversal of impairment	**(578)**	-	(578)	-	-
Exploration expenses	**157**	(7)	164	-	-
Impairment	**224**	-	224	-	-
Reversal of impairment	**(102)**	-	(102)	-	-
Other adjustments	**35**	(7)	42	-	-
Sum of adjustments to net operating income	**530**	(135)	7	478	180
Adjusted earnings [5]	**1,769**	2,463	(1,305)	761	(149)
Tax on adjusted earnings	**(1,676)**	(1,565)	109	(273)	54
Adjusted earnings after tax [5]	**94**	899	(1,197)	487	(96)

Items impacting net operating income in the first half of 2015 (in USD million)	Statoil group	Development and Production Norway	Development and Production International	Marketing, Midstream and Processing	Other
Net operating income	332	3,767	(4,868)	1,482	(49)
Sum of adjustments to net operating income	5,496	981	4,571	87	(142)
Adjusted earnings [5]	5,828	4,748	(298)	1,569	(191)
Tax on adjusted earnings	(3,997)	(3,313)	(272)	(458)	46
Adjusted earnings after tax [5]	1,831	1,435	(570)	1,111	(145)

Adjusted earnings Marketing, Midstream and Processing (MMP) break down

Q2 2016	Quarters Q1 2016	Q2 2015	Change Q2 on Q2	Adjusted earnings break down (in USD million)	First half 2016	2015	Change
167	24	243	(31%)	Natural Gas Europe	**191**	517	(63%)
9	82	7	29%	Natural Gas US	**91**	190	(52%)
103	196	205	(50%)	Liquids	**299**	402	(26%)
50	129	224	(78%)	Other	**180**	460	(61%)
329	431	679	(52%)	Adjusted earnings MMP	**761**	1,569	(51%)

Reconciliation of adjusted earnings after tax to net income

Q2 2016	Quarters Q1 2016	Q2 2015	Reconciliation of adjusted earnings after tax to net income (in USD million)		2016	First half 2015
180	1,060	3,635	Net operating income (NOI)	A	**1,240**	332
521	672	1,986	Tax on NOI	B	**1,194**	3,895
(342)	388	1,648	NOI after tax	C = A-B	**46**	(3,563)
733	(203)	(751)	Adjustments	D	**530**	5,496
420	63	(32)	Tax on adjustments	E	**482**	102
(28)	122	929	Adjusted earnings after tax [5]	F = C+D-E	**94**	1,831
31	625	(940)	Net financial items	G	**656**	(766)
(9)	(402)	(158)	Tax on net financial items	H	**394**	(625)
(302)	611	866	Net income	I = C+G-H	**309**	(3,704)

Results presented in NOK for comparison purposes

The below NOK translation of income statement figures is provided for information purposes only, and is not to be considered a factual re-presentation as if the presentation currency of Statoil was NOK. For further details and re-presented consolidated financial information for prior periods, reference is made to note 9 *Change of presentation currency – re-presentation of comparative periods* in the Condensed interim financial statements for the first quarter of 2016, available at www.statoil.com.

The first and second quarter of 2016 USD figures have been translated to NOK using the NOK/USD average daily exchange rate for the quarter of 8.6482 and 8.2571, respectively. Figures for historic periods are presented as previously reported in NOK.

	Quarters		Change			First half		
Q2 2016	Q1 2016	Q2 2015	Q2 on Q2		2016	2015	Change
1.5	9.2	31.5	(95%)	IFRS Net operating income (NOK billion)	**10.5**	5.9	78%
7.5	7.4	22.4	(66%)	Adjusted earnings (NOK billion) [5]	**15.0**	45.2	(67%)
(2.5)	5.3	10.1	N/A	IFRS Net income (NOK billion)	**2.6**	(25.4)	N/A
(0.2)	1.1	7.2	N/A	Adjusted earnings after tax (NOK billion) [5]	**0.8**	14.2	(94%)
1959	2,054	1,873	5%	Total equity liquids and gas production (mboe per day) [4]	**2007**	1,964	2%
325.4	248.0	426.7	(24%)	Group average liquids price (NOK/bbl) [1]	**286.5**	394.9	(27%)

	Quarters		Change	Adjusted earnings		First half		
Q2 2016	Q1 2016	Q2 2015	Q2 on Q2	(in NOK billion)	2016	2015	Change
93.2	88.0	125.1	(25%)	Adjusted total revenues and other income	181.4	246.6	(26%)
(42.9)	(36.5)	(57.5)	(25%)	Adjusted purchases [6]	(79.6)	(108.7)	(27%)
(18.2)	(20.8)	(20.8)	(13%)	Adjusted operating and administrative expenses	(38.9)	(44.0)	(12%)
(21.1)	(20.9)	(20.4)	4%	Adjusted depreciation	(42.1)	(41.9)	0%
(3.5)	(2.4)	(4.1)	(15%)	Adjusted exploration expenses	(5.9)	(6.8)	(13%)
7.5	7.4	22.4	(66%)	Adjusted earnings [5]	15.0	45.2	(67%)
(0.2)	1.1	7.2	N/A	Adjusted earnings after tax [5]	0.8	14.2	(94%)

FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "ambition", "continue", "could", "estimate", "expect", "focus", "likely", "may", "outlook", "plan", "strategy", "will", "guidance" and similar expressions to identify forward-looking statements. All statements other than statements of historical fact, including, among others, statements regarding plans and expectations with respect to market outlook and future economic projections and assumptions; Statoil's focus on capital discipline; expected annual organic production through 2017; projections and future impact related to efficiency programmes and cost reductions; capital expenditure and exploration guidance for 2016; Statoil's expected report on helicopter safety on the Norwegian continental shelf; organic capital expenditure for 2016; Statoil's intention to mature its portfolio; exploration and development activities, plans and expectations, including estimates regarding exploration activity levels; projected unit of production cost; equity production; planned maintenance and the effects thereof; impact of PSA effects; risks related to Statoil's production guidance; accounting decisions and policy judgments and the impact thereof; fair value estimates; expected dividend payments, the scrip dividend programme and the timing thereof; estimated provisions and liabilities; the projected impact or timing of administrative or governmental rules, standards, decisions, standards or laws, including with respect to the deviation notice issued by the Norwegian tax authorities and future impact of legal proceedings are forward-looking statements. You should not place undue reliance on these forward- looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; price and availability of alternative fuels; currency exchange rate and interest rate fluctuations; the political and economic policies of Norway and other oil-producing countries; EU developments; general economic conditions; political and social stability and economic growth in relevant areas of the world; global political events and actions, including war, political hostilities and terrorism; economic sanctions, security breaches; changes or uncertainty in or non-compliance with laws and governmental regulations; the timing of bringing new fields on stream; an inability to exploit growth or investment opportunities; material differences from reserves estimates; unsuccessful drilling; an inability to find and develop reserves; ineffectiveness of crisis management systems; adverse changes in tax regimes; the development and use of new technology; geological or technical difficulties; operational problems; operator error; inadequate insurance coverage; the lack of necessary transportation infrastructure when a field is in a remote location and other transportation problems; the actions of competitors; the actions of field partners; the actions of governments (including the Norwegian state as majority shareholder); counterparty defaults; natural disasters and adverse weather conditions, climate change, and other changes to business conditions; an inability to attract and retain personnel; relevant governmental approvals; industrial actions by workers and other factors discussed elsewhere in this report. Additional information, including information on factors that may affect Statoil's business, is contained in Statoil's Annual Report on Form 20-F for the year ended December 31, 2015, filed with the U.S. Securities and Exchange Commission, which can be found on Statoil's website at www.statoil.com.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this report, either to make them conform to actual results or changes in our expectations.

END NOTES

1. The Group's average liquids price is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL).
2. The refining reference margin is a typical average gross margin of our two refineries, Mongstad and Kalundborg. The reference margin will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory, etc.
3. Liquids volumes include oil, condensate and NGL, exclusive of royalty oil.
4. Equity volumes represent produced volumes under a Production Sharing Agreement (PSA) that correspond to Statoil's ownership percentage in a particular field. Entitlement volumes, on the other hand, represent Statoil's share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the license. As a consequence, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, the US, Canada and Brazil.
5. These are non-GAAP figures. See report section Use and reconciliation of non-GAAP financial measures for details.
6. Transactions with the Norwegian State. The Norwegian State, represented by the Ministry of Petroleum and Energy (MPE), is the majority shareholder of Statoil and also holds major investments in other entities. This ownership structure means that Statoil participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party. Statoil purchases liquids and natural gas from the Norwegian State, represented by SDFI (the State's Direct Financial Interest). In addition, Statoil sell the State's natural gas production in its own name, but for the Norwegian State's account and risk as well as related expenditures refunded by the State. All transactions are considered to be priced on an arms-length basis.
7. The production guidance reflects our estimates of proved reserves calculated in accordance with US Securities and Exchange Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates.
8. The Group's average invoiced gas prices include volumes sold by the MMP segment.
9. The internal transfer price paid from MMP to DPN.
10. Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank or similar institutions will not be netted in the balance sheet and will over-report the debt stated in the balance sheet compared to the underlying exposure in the Group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian government are off-set against receivables on the SDFI. Some interest-bearing elements are classified together with non-interest bearing elements, and are therefore included when calculating the net interest-bearing debt.
11. Free cash flow includes the following line items in the Consolidated statement of cash flows: Cash flows provided by operating activities before taxes paid and working capital items, taxes paid, capital expenditures and investments, (increase) decrease in other non-current items, proceeds from sale of assets and businesses and dividend paid. In Q1 2016 Lundin acquisition of USD 541 million is included as part of capital expenditures and investments.